UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, March 10, 2020

To

B3 S.A. – Brasil, Bolsa, Balcão

CVM – Comissão de Valores Mobiliários

Dear Sirs,

Banco Bradesco S.A. informs its shareholders, clients and the market in general that all the matters examined at the Special and Annual Shareholders’ Meetings held on this date, at 4 p.m. and at 4:20 p.m., respectively, were approved as follows:

•           at the Special Shareholders’ Meeting:

1)             increase the capital stock by R$4,000,000,000.00, increasing it from R$75,100,000,000.00 to R$79,100,000,000.00, with bonus stock, by means of the capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account, according to the provisions of Article 169 of Law No. 6,404/76, by issuing 806,382,972 book-entry, registered shares, with no par value, of which 403,191,507 are common shares and 403,191,465 are preferred shares, to be attributed free of charge to shareholders at the ratio of 1 new share to each 10 shares of the same type they hold on the base date, to be established after the approval of the process by the Central Bank of Brazil, with the consequent amendment to the “caput” of Article 6 of the Bylaws; and

2)             change the “caput” of Article 8 of the Bylaws, increasing from 10 (ten) to 11 (eleven) the maximum numbers of Board of Directors’ members.

•           at the Annual Shareholders’ Meeting:

1)            the management accounts and the financial statements related to the fiscal year ended on December 31, 2019, after the shareholders have become aware of the Management and the Independent Auditors’ Reports, the Fiscal Council’s Opinion and the Summary of the Audit Committees’ Report;

2)            allocation of the net income of the fiscal year 2019, at the amount of  R$22,582,615,270.36, as follows: R$1,129,130,763.52 to the “Profit Reserves – Legal Reserve” account; R$13,589,708,189.08 to the “Profit Reserves – Statutory Reserve” account; and R$7,863,776,317.76 for the payment of interest on shareholders’ equity and dividends, paid full and in advance, reiterating that a proposal regarding a new distribution of interest on shareholders’ equity/dividends related to the year 2019 was not submitted to the shareholders’ meeting;

3)            the composition of the Board of Directors with 10 members;

4)            the reelection of the current Board of Directors´ members, Messrs. Luiz Carlos Trabuco Cappi, Carlos Alberto Rodrigues Guilherme, Mrs. Denise Aguiar Alvarez, Messrs. João Aguiar Alvarez, Milton Matsumoto, Alexandre da Silva Glüher, Josué Augusto Pancini and Maurício Machado de Minas; and the election of Messrs. Walter Luis Bernardes Albertoni and Samuel Monteiro dos

Santos Junior, as independent members, according to the governance criteria applicable;

5)            election of the members of the Fiscal Council, as follows:

a)     indicated by minority shareholders, holders of preferred shareholders, as effective member, Mrs. Cristiana Pereira and, as alternate member, Mr. Reginaldo Ferreira Alexandre;

b)     indicated by minority shareholders, holders of common shareholders, as effective member, Ms. Ivanyra Maura de Medeiros Correia and, as alternate member, Ms. Genival Francisco da Silva;

c)      indicated by the controlling shareholders, the effective members, Messrs. Ariovaldo Pereira, Domingos Aparecido Maia and José Maria Soares Nunes; and respective alternate members, Messrs. João Batista de Moraes, Nilson Pinhal and Renaud Roberto Teixeira;

6)            total remuneration, social security contributions and contributions to INSS for 2020 fiscal year, totaling up to R$ 995,000,000.00, of which: (i) up to R$ 515,918,367.35, as fixed and variable remuneration; (ii) up to R$ 116,081,632.65, as contributions to the INSS, which are charges of the Company; and (iii) up to R$ 363,000,000.00 to fund the pension plan of the administrators; and

7)            individual remuneration in the amount of R$18,000.00 to each effective member of the Fiscal Council, for the 2020 fiscal year, in addition to the individual value per month of R$4,050.00 corresponding to social security contributions to the INSS, which are charges of the Company, and the alternate members will only be remunerated when replacing the effective members, in cases of vacancy, absence or temporary impediment.

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 10, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.